UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No.: 0-22192
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Performance Food Group Company Employee Savings and Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Performance Food Group Company,
12500 West Creek Parkway, Richmond, Virginia 23238

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Index to Financial Statements and Exhibits

Page
Report of KPMG LLP, Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits – December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2006	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2006	12

Signatures

Exhibit 23.1 – Consent of KPMG LLP, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Board of Directors
Performance Food Group Company
   Employee Savings and Stock Ownership Plan:
We have audited the accompanying statements of net assets available for benefits of the Performance Food Group Company Employee Savings and Stock Ownership Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) –December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Richmond,Virginia
June 28, 2007

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006			2005
		401(k) and			401(k) and
	ESOP	profit sharing	Total	ESOP	profit sharing	Total
Investments (notes 3 and 6):
Common stock of Performance Food Group Company, at fair value	$25,667,485	5,936,002	31,603,487	31,429,935	4,681,843	36,111,778
Mutual funds, at fair value	6,137,470	75,101,700	81,239,170	4,539,450	61,259,651	65,799,101
Common collective trust funds, at fair value	2,472,835	53,489,607	55,962,442	2,854,336	48,243,314	51,097,650
Participant loans, at cost, which approximates fair value	—	6,186,138	6,186,138	—	5,651,596	5,651,596

Total investments	34,277,790	140,713,447	174,991,237	38,823,721	119,836,404	158,660,125
Employee contributions receivable	—	229	229	—	40	40
Employer contributions receivable	—	120	120	—	19	19
Forfeitures receivable (payable)	41,227	(41,227)	—	—	—	—

Total assets	34,319,017	140,672,569	174,991,586	38,823,721	119,836,463	158,660,184

Refund of excess contributions payable	—	110,627	110,627	—	—	—

Total liabilities	—	110,627	110,627	—	—	—

Net assets available for benefits at fair value (note 5)	34,319,017	140,561,942	174,880,959	38,823,721	119,836,463	158,660,184

Adjustment from fair value to contract value for fully benefit–responsive investment contracts	—	424,201	424,201	—	—	—

Net assets available for benefits	$34,319,017	140,986,143	175,305,160	38,823,721	119,836,463	158,660,184

See accompanying notes to financial statements.

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2006

		401(k) and
	ESOP	profit sharing	Total
Additions to assets attributed to:
Interest and dividend income	$—	5,653,010	5,653,010
Net appreciation in fair value of investments (note 3)	476,752	6,939,642	7,416,394
Employee contributions	—	14,085,437	14,085,437
Employer contributions	—	8,975,971	8,975,971
Rollovers from other plans	—	2,094,513	2,094,513

Total additions	476,752	37,748,573	38,225,325

Deductions from assets attributed to:
Benefits paid to participants	4,914,516	16,152,827	21,067,343
Fees and commissions	66,940	446,066	513,006

Total deductions	4,981,456	16,598,893	21,580,349

Increase (decrease) in net assets available for benefits (note 5)	(4,504,704)	21,149,680	16,644,976
Net assets available for benefits:
Beginning of year	38,823,721	119,836,463	158,660,184

End of year	$34,319,017	140,986,143	175,305,160

See accompanying notes to financial statements.

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Description of the Plan

The following description of the Performance Food Group Company Employee Savings and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan consists of two components: an employee stock ownership plan (the ESOP component) and a defined contribution plan (the 401(k) and profit sharing component). Effective January 1, 2006, all newly hired associates are automatically enrolled as a participant in the Plan on the first day of the month following the date the employee completes 60 days of service unless an election is made otherwise. Those who are automatically enrolled begin deferrals at a rate equal to 1% of annual pay. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan’s investments are held in funds administered by Wachovia Bank, N.A. (Wachovia), which acts as trustee for the Plan. It is the responsibility of Wachovia to manage the assets of the Plan in accordance with the terms of the trust agreement and to make distributions from the Plan as Performance Food Group Company (the Company) may direct in writing.

Costs of plan administration may be paid by the Plan; however, certain expenses have been paid by the Company. During 2006 and 2005, the Company paid plan administrative expenses of approximately $86,847 and $102,988, respectively.

(b)	Contributions

Participants may elect to contribute from 1% to 50% of their salaries to their 401(k) savings plan accounts through payroll deductions. A participant’s maximum annual tax-deferred contribution was limited to $15,000 in 2006. This limitation is adjusted annually as provided in Internal Revenue Code (IRC) Section 415(d). Participants who are 50 years or older are eligible to make an additional pretax contribution, known as a catch-up contribution, which is not subject to the statutory limitations applicable to regular employee contributions. The limit for catch-up contributions in 2006 was $5,000 per participant. In 2006, the Company matched 200% of the first 1% of participant contributions, 100% of the next 1% of participant contributions, and 50% of the next 2% of participant contributions. In 2006, 25% of the first 200% of the Company’s contribution was made in common stock of the Company. In addition, the Company, at the discretion of the board of directors (the Board), may make additional contributions of cash or Company common stock to the Plan. In 2006, the Board approved and recorded a discretionary profit sharing allocation in the amount of $696,920 based on the Company’s consolidated pretax profits during the 2005 fiscal year.
(Continued)

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Participants in the 401(k) component of the Plan currently have 12 investment options available to them with respect to how their participant and employer contributions are invested. The investment options include common collective trust funds, a money market fund, various types of mutual funds, and the Company’s common stock. Participants may direct their contributions to one or more of these investment options, with the exception that participants may not direct more than 25% of their contributions to the Company’s common stock investment option.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s salary reduction contribution, the Company’s matching contribution, an allocation of the profit sharing contribution, if applicable, and earnings of the Plan. At September 30, 2004, all shares of the Company’s common stock subject to the ESOP component had been allocated to participants and no new participants in the ESOP component of the Plan will be added after December 31, 2003.

Forfeitures of unvested balances are used to reduce future Company contributions for the 401(k) component of the Plan and/or pay plan expenses (see note 1(f)). Forfeitures of unvested balances for the ESOP Plan are reallocated to participant accounts. ESOP Plan forfeitures in 2006 were $145,773.

(d)	Vesting

Each participant is fully vested in his or her salary reduction contribution account, rollover account, if any, and prior plan employee account, if any.

Vesting for the employer contribution accounts is as follows:

Years of service:
Less than 1 year	None
1 year	20%
2 years	40
3 years	60
4 years	80
5 years or more	100
A year of service is credited on each anniversary of a participant’s employment.

(e)	Participant Loans

Participants may borrow from their accounts amounts not less than $1,000 and not exceeding the lesser of $50,000 or 50% of their vested account balances. Loans are to be repaid through payroll deductions over a period of one to five years; however, if the loan proceeds are used to acquire a principal residence of the participant, repayment terms can be extended to 10 years. Repayments of principal and interest are credited directly to the participant’s current investment election. The interest rate charged is set at the time of the loan, fixed for the duration of the loan and is based on the prime rate in effect the day the loan was made. Loan balances due upon termination are either paid in full or will be deducted from the participant’s total distribution from the Plan.
(Continued)

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(f)	Payment of Benefits

Upon termination of employment, retirement, disability, or death, participants are entitled to their vested interests in the Plan. Benefits from the 401(k) component of the Plan are paid in cash and the ESOP benefits are paid in whole shares of Company common stock or cash in accordance with provisions of the Plan. A participant may elect to receive benefits as follows: (1) a lump-sum distribution, or (2) other forms of settlement approved by the Board.

Any unvested interest in the 401(k) component of the Plan is forfeited upon a termination distribution of the participant’s vested account balance or after the participant reaches a five year period of severance from the Plan, and is used to reduce future employer matching contributions. Forfeitures in 2006 were $843,734.

(g)	Related-Party Transactions

Certain plan investments are shares of the Company’s common stock. Transactions in shares of the Company’s common stock qualify as party-in-interest transactions. During 2006, the Plan made purchases and sales of the Company’s common stock of $3,941,011 and $7,006,726, respectively.

Certain plan investments are shares of common collective trust funds and mutual funds managed by Wachovia. Wachovia is the trustee of the Plan, and therefore, transactions involving these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment management services related to the mutual funds managed by Wachovia totaled $247,420 for the year ended December 31, 2006.

(h)	ESOP Diversification

ESOP diversification is offered to all participants who are 100% vested in their balance so that they may have the opportunity to move their investment in Company common stock into investments that are more diversified (see note 6 for plan amendment subsequent to year–end).

The Company has the right to apply the following age and service requirements if it is deemed necessary by plan sponsor management. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of his or her ESOP account. ESOP diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25% of the number of post-1986 shares allocated to his or her ESOP account, less any shares previously diversified. In the sixth year, the percentage changes to 50%.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
(Continued)

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. As the profit sharing contribution is discretionary and approved subsequent to year-end, it is recorded in the year the funds are allocated to the participant accounts. (See note 1(b)).

(b)	Investments and Investment Income

As required by a new accounting pronouncement discussed below, investments are included at fair value in the subtotal “net assets available for benefits at fair value” within the statement of assets available for benefits. This fair value amount is reconciled to “assets available for benefits” by adjusting fully benefit–responsive contracts held by the Wachovia Diversified Stable Value Fund to contract value. Contract value is equal to contributions made plus interest accrued at the contract rate less withdrawals and fees.

The fair value of common stock and mutual fund investments is determined by using quoted market prices. The fair value of the common trust funds (the Wachovia Diversified Stable Value Fund and the Enhanced Stock Market Fund of Wachovia) is valued at the net asset value as determined by using estimated fair value of the investments held in respective funds. Participant loans are valued at cost, which approximates fair value.

The cost of securities sold is determined principally on the basis of average cost at the time of sale. Purchases and sales of securities are recorded on a trade–date basis. Dividend income is recorded on the ex–dividend date, and interest income is recorded on the accrual basis.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Risks and Uncertainties

The Plan provides for various investment options that may be exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Because of this, values of investment securities are expected to be volatile which could adversely affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

(f)	New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position Nos. AAG INV-1 and Statement of Position No. 94-1-1, Reporting of Fully
(Continued)

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Benefit–Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined–Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires that the statement of net assets available for benefits present the fair value of investments in fully benefit–responsive investment contracts, as well as the adjustment of the fully benefit–responsive investment contracts from fair value to contract value. The FSP also requires that the statement of changes in net assets available for benefits be prepared on a contract value basis. The FSP was applied retroactively to the prior period presented on the statement of assets available for benefits as of December 31, 2005. As there were no fully benefit-responsive investment contracts available in 2005, there was no impact on the financial statements.
(3)	Investments

The fair value of the following investments owned at December 31, 2006 and 2005 represented 5% or more of the Plan’s net assets available for benefits:

	2006	2005
Common stock of Performance Food Group Company	$31,603,487	36,111,778
Common collective trust funds:
Wachovia Diversified Stable Value Fund	47,352,344	—
Wachovia Stable Portfolio Group Trust	—	44,042,548
Mutual funds:
Vanguard Wellington Fund	13,299,836	11,279,961
Davis New York Venture	9,928,998	—
AIM Mid Cap Core Equity Fund	—	7,972,918
Columbia Acorn Fund	10,280,624	8,357,458
Growth Fund of America	14,399,000	12,547,460
Thornburg International Value	10,438,772	—
The Diversified Stable Value Fund is presented in the financial statements at contract value, as reported to the Plan by the Trustee. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The average yield was 5.27% and the crediting interest rate to the fund was 4.83%.
(Continued)

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value for the year ended December 31, 2006 as follows:

Common stock of Performance Food Group Company	$(752,752)
Common collective trust funds	3,205,348
Mutual funds	4,963,798

$7,416,394

The provisions of the Plan provide that certain eligible participants in the ESOP component are permitted to diversify their investment balances and move their investment in Company common stock into other permitted investments (see note 1(h)). The ESOP component’s investment in Company common stock, not subject to the diversification provisions, is considered a nonparticipant-directed investment. The amount of the nonparticipant-directed investment in Company common stock totaled $904,434 and $1,792,640 at December 31, 2006 and 2005, respectively (see note 6 for plan amendment subsequent to year–end).
Since the changes in the components of the participant-directed and nonparticipant-directed investment in the Company’s common stock cannot be separately determined, all amounts are deemed to be nonparticipant-directed. Information about the significant components of changes in the investment in the Company’s common stock held in the ESOP component of the Plan is as follows:

	2006	2005
Beginning balance at fair value	$31,429,935	43,337,260
Net appreciation (depreciation) in fair value	(570,078)	2,939,897
Benefits paid to participants	(2,798,745)	(4,965,740)
Transfers to other plans	—	(4,309,936)
Fund exchanges out	(2,346,693)	(5,563,247)
Forfeitures to be reallocated	(41,227)	—
Other disbursements	(5,707)	(8,299)

Ending balance at fair value	$25,667,485	31,429,935

(4)	Federal Income Taxes

The Internal Revenue Service has previously determined and informed the Company by a letter dated September 9, 2002 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since the date of the letter received from the Internal Revenue Service, nevertheless, the Company believes the Plan has operated in accordance with the applicable requirements of the IRC and consistent with the provisions of the plan document.
(Continued)

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(5)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits under the Plan per the financial statements at December 31, 2006 and 2005 to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$175,305,160	158,660,184
Contributions receivable	(349)	(59)
Difference in valuation of Company common stock	2,494	28,141
Refund of excess contributions	110,627	—
Other	20	378

Net assets available for benefits per Form 5500	$175,417,952	158,688,644

(Continued)

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The following is a reconciliation of the increase in net assets available for plan benefits per the financial statements for the year ended December 31, 2006 to Form 5500:

Increase in net assets available for benefits per the financial statements	$16,644,976
Change in contributions receivable	(290)
Change in difference in valuation of Company common stock	(25,647)
Refund of excess contributions	110,627
Cumulative change in other	(358)

Increase in net assets available for benefits per Form 5500	$16,729,308

(6)	Plan Amendments Subsequent to Year–End

Effective January 1, 2007, the Company amended the Plan to reflect the following change related to ESOP diversification:

Associates may transfer all or part of their ESOP Account that is currently invested in the Company Stock Fund to any of the other investment funds offered under the Plan on a daily basis, regardless of whether or not they are fully vested in their ESOP account.

Schedule 1
PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of issuer,	Description of investment,
borrower, lessor,	including maturity date, rate of interest,	Current
or similar party	collateral, par, or maturity value	value
Common stock:
* Performance Food Group Company	Common stock (ESOP component), 928,635 shares, cost $2,042,997	$25,667,485
* Performance Food Group Company	Common stock (401(k) component), 214,762 shares	5,936,002

		31,603,487

Common collective trust funds:
* Wachovia	Wachovia Diversified Stable Value, 154,420 shares	47,352,344	(1)
* Wachovia	Enhanced Stock Market Fund of Wachovia, 86,693 units	8,610,098

		55,962,442

Mutual funds:
The Vanguard Group	Vanguard Wellington Fund, 410,109 units	13,299,836
Davis Funds	Davis NY Venture Fund (A shares), 257,762 units	9,928,998
Van Kampen Investments	Van Kampen Comstock, 159,482 units	3,070,020
Thornburg Investment Management	Thornburg International Value, 366,530 units	10,438,772
Evergreen Investments	Evergreen Short Duration Income Fund (Y shares), 340,151 units	4,755,959
AIM Investments	AIM Mid Cap Core Equity, 335,926 units	8,760,954
Pimco Funds	Pimco Small Cap Value, 201,954 units	6,305,007
American Funds	Growth Fund of America, 438,059 units	14,399,000
Columbia Management	Columbia Acorn TR, 346,032 units	10,280,624

		81,239,170

* Participant loans	Participant notes, having fixed interest rates ranging from 5.00% to 10.75%, generally due within five years of inception	6,186,138

		$174,991,237

*	Party in interest
(1)	Amount included at contract value of $47,776,545 in Form 5500.
See accompanying independent auditor’s report.

Signatures
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the Performance Food Group Company Employee Savings and Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PERFORMANCE FOOD GROUP COMPANY EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Date: June 29, 2007
By:	/s/ John D. Austin
John D. Austin
Senior Vice President and Chief Financial Officer

By:	/s/ Jeffery W. Fender
Jeffery W. Fender
Vice President and Treasurer